September 10, 2014

Correspondence Filing VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Tia Jenkins
Myra Moosariparambil
Nasreen Mohammed

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year Ending December 31, 2013
Filed February 14, 2014
Response dated September 10, 2014
File No. 001-08944
Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter as a follow-up to our response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 16, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). Further, we refer the Staff to our telephonic meetings regarding the comment related to our correction of an immaterial error made during the year ended December 31, 2013.
Upon consideration of the Staff’s written and oral correspondence regarding this matter, the Company has concluded that a material weakness in our internal controls over financial reporting existed at December 31, 2011 and 2012, and we will amend our Quarterly Report on Form 10-Q for the three months ended March 31, 2013, as originally filed with the Commission on April 25, 2013, to include disclosure of the existence of this material weakness, the ineffectiveness of our disclosure controls and procedures, and the steps taken to remediate the material weakness during the three months ended March 31, 2013. The impact of this amendment will be limited to Part I - Item 4 “Controls and Procedures” and Part II - Item 6 “Exhibits”.
In addition, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (216) 694-4395.

Very truly yours,

CLIFFS NATURAL RESOURCES INC.

By:	/s/ Timothy K. Flanagan
Timothy K. Flanagan
Vice President, Corporate Controller
and Chief Accounting Officer